Itaú Unibanco Holding S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

 Announcement to the Market

Trading of Own Shares for Treasury
Month: October 2015

1.	We inform the capital market agents that, during October 2015 (a), Itaú Unibanco did not trade in its own shares for treasury stock.

2.	As a reminder, in 2015, until October, we acquired 86.7 million preferred shares (b), in total amount of R$ 2.5 billion and the average acquisition price was R$29.07.

3.	Historical information is available on the organization’s Investor Relations website (www.itau.com.br/investor-relations).

São Paulo-SP, November 3rd, 2015.

MARCELO KOPEL
Investor Relations Officer

(a)
According to the Material Fact published on 08/27/2015, possible acquisitions in October would refer to the buyback program approved by the Board of Directors renewed the limit for purchases of up to 11.0 million common shares and 50.0 million preferred of own shares for the period from 08.28.2015 to 08.26.2016;

(b)	Repurchases made before July 14, 2015 (ex-bonus date) were adjusted by 10%.